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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	DuGan, Gordon F. (Last) (First) (Middle)		W.P. Carey & Co. LLC ("WPC")

	116 East 63rd Street, Apt. C (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			9/30/02

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY 10021 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				President & Co-CEO

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		9/30/02				J (1)			7,750	A	--		505,673		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) Represents a distribution of vested Partnership Equity Plan shares.

/s/ Gordon F. DuGan	9/30/02
**Signature of Reporting Person	Date

Reminder:     Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

W.P. CAREY	Form 4 continuation Statement for 9/30/2002 Filer: Gordon F. DuGan Issuer: W.P. Carey & Co. LLC Ticker: WPC September 11, 2002

US Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE:      CIK #0001054811

To Whom It May Concern:

     This is to advise that I authorize the following persons to execute Forms 3, 4, and 5 on my behalf pursuant to Section 16 of the Securities and Exchange Act of 1934 until such consent is revoked expressly via written correspondence to your office:

Agent:	John Park
Company:	W.P. Carey & Co. LLC
Company Address:	50 Rockefeller Plaza
New York, NY 10020

Agent:	Jasmine Moore
Company:	W.P. Carey & Co. LLC
Company Address:	50 Rockefeller Plaza
New York, NY 10020

Agent:	Joseph Martell
Company:	W.P. Carey & Co. LLC
Company Address:	50 Rockefeller Plaza
New York, NY 10020

Agent:	Samuel Hood
Company:	W.P. Carey & Co. LLC
Company Address:	50 Rockefeller Plaza
New York, NY 10020

     Please also note that I herein revoke the authorization of Scott Jones, Esq., formerly of Reed Smith Shaw & McClay LLP, to execute the above named Forms as indicated in prior correspondence dated August 22, 2001.

     I may be reached at (212) 492-1130 should you require additional information.

Very truly yours, /s/ Gordon F. DuGan Gordon F. DuGan President & Co-CEO

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W.P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020 212-492-1100 1-800-WP CAREY Fax 212-492-8922